Exhibit 4.6

DESCRIPTION OF COMMON STOCK OF HV BANCORP, INC.

General

HV Bancorp is authorized to issue 20,000,000 shares of common stock, par value of $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share. As of March 10, 2023, there were 2,237,213 shares of HV Bancorp common stock and no shares of HV Bancorp preferred stock outstanding. Each share of HV Bancorp common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Common Stock

Dividends. HV Bancorp cannot pay dividends on its common stock if, after giving effect to such distribution, (i) HV Bancorp would be unable to pay its debts as they become due in the usual course of business or (ii) HV Bancorp’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if HV Bancorp were to be dissolved at the time the distribution is measured, to satisfy the stockholders whose preferential rights are superior to those receiving the distribution.  The holders of common stock of HV Bancorp are entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor.  If HV Bancorp issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of HV Bancorp have exclusive voting rights in HV Bancorp.  They elect HV Bancorp’s board of directors and act on other matters as are required to be presented to them under Pennsylvania law or as are otherwise presented to them by the board of directors.  Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.  Any person who beneficially owns more than 10% of the then-outstanding shares of HV Bancorp’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit absent certain exceptions.  If HV Bancorp issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Amendments to the articles of incorporation generally require, in addition to majority approval by the board of directors, majority approval of the outstanding shares eligible to vote, and certain amendments may require the approval of 75% of the outstanding shares eligible to vote if the board of directors has not approved such amendment.

As a Pennsylvania stock savings bank, corporate powers and control of Huntingdon Valley Bank are vested in its board of directors, who elect the officers of Huntingdon Valley Bank and who fill any vacancies on the board of directors. Voting rights of Huntingdon Valley Bank are vested exclusively in the owner of the shares of capital stock of Huntingdon Valley Bank, which is HV Bancorp, and voted at the direction of HV Bancorp’s board of directors.  Consequently, the holders of the common stock of HV Bancorp will not have direct control of Huntingdon Valley Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of Huntingdon Valley Bank, HV Bancorp, as the holder of 100% of Huntingdon Valley Bank’s capital stock, would be entitled to receive all assets of Huntingdon Valley Bank available for distribution, after payment or provision for payment of all debts and liabilities of Huntingdon Valley Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders.  In the event of liquidation, dissolution or winding up of HV Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of HV Bancorp available for distribution.  If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of HV Bancorp are not entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the board of directors.  The common stock is not subject to redemption.

RESTRICTIONS ON ACQUISITION OF HV BANCORP, INC.

The following discussion is a general summary of the material provisions of HV Bancorp’s articles of incorporation and bylaws, Pennsylvania corporation law and certain other regulatory provisions that may be deemed to have an “anti‑takeover” effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in HV Bancorp’s articles of incorporation and bylaws, reference should be made in each case to the document in question.

HV Bancorp’s Articles of Incorporation and Bylaws

HV Bancorp articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts.  As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of HV Bancorp more difficult.

Directors. The board of directors is divided into three classes.  The members of each class are elected for a term of three years and only one class of directors is elected annually.  Thus, it would take at least two annual elections to replace a majority of our directors.  The bylaws establish qualifications for board members, including:

•	a prohibition on service as a director by a person who is a director, officer or a 10% stockholder of a competitor of Huntingdon Valley Bank or any other subsidiary of HV Bancorp;
•

a prohibition on service as a director by a person (i) who has been convicted of a crime involving dishonesty or breach of trust that is punishable by imprisonment for a term exceeding one year under state or federal law, (ii) who is currently charged in an information, indictment or other complaint with the commission of or participation in such a crime, (iii) against whom a financial or securities regulatory agency has, within the past ten years, issued a cease and desist, consent, other formal order, agreement or other written statement, which is subject to public disclosure by such agency;

•

a prohibition on service as a director by a person who is party to any agreement, understanding or commitment with respect to how he or she would act or vote on any issue or question before the board of directors or that would otherwise impact his or her ability to discharge his or her fiduciary duties as a director;

•

a prohibition on any director who does not agree in writing to comply with all of the HV Bancorp policies applicable to directors, in addition to written confirmation that such director is qualified to serve;

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a requirement that any person proposed to serve as director have maintained his or her principal residence within 25 miles of an office of HV Bancorp or Huntingdon Valley Bank, for a period of at least one year prior to his or her appointment or election to the board of directors;

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a restriction on eligibility for election, re-election, appointment or re-appointment to the board of directors (excluding the current directors) if, at the time of such election, re-election, appointment or re-appointment, such person has reached the age of 72; however, the board of directors may waive this director qualification if the board of directors determines, by 2/3 vote, that such waiver is the best interest of HV Bancorp; and

•

a prohibition on service by nominees or representatives (as defined in applicable Federal Reserve Board regulations) of another person who would not be eligible for service or of an entity the partners or controlling persons of which would not be eligible for service.

Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.  Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Evaluation of Offers.  The articles of incorporation of HV Bancorp provide that its board of directors, when evaluating a transaction that would or may involve a change in control of HV Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, sale of all or substantially all of its assets or otherwise), may, in connection with the exercise of its judgment in determining what is in the best interests of HV Bancorp and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the social and economic effect on the present and future customers and employees, the communities in which HV Bancorp and its subsidiaries operate or are located; and
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the ability of HV Bancorp to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

In addition, if any action is required or permitted to be taken by the stockholders relating to mergers, consolidations, a share exchange, sale of assets, voluntary dissolution and winding up then approval by at least 75% of the outstanding voting stock is generally required unless at least two-thirds of the board of directors recommends such action in which case the action will require only the affirmative vote as is required by law.  If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Calling Special Meetings.  The articles of incorporation provide that special meetings of stockholders can be called only by a majority of the total number of directors then in office, or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting.  The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights.   The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.  The 10% limit shall not apply if, before the stockholder acquires shares in excess of the 10% limit, the acquisition is approved by 80% of the directors then in office.

Restrictions on Removing Directors from Office.  The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of not less than two-thirds of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders called expressly for such purpose.

Stockholder Nominations and Proposals. The bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to HV Bancorp at least 110 days prior and not earlier than 120 days prior to the anniversary date of the prior year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to the anniversary of the preceding year’s annual meeting, a stockholder’s written notice shall be timely only if delivered or mailed to and received by the Secretary of HV Bancorp at the principal executive office of HV Bancorp no earlier than the day on which public disclosure of the date of such annual meeting is first made and no later than the tenth day following the day on which public disclosure of the date of such annual meeting is first made.

Authorized but Unissued Shares.  The articles of incorporation authorize 20,000,000 shares of common stock and 2,000,000 shares of serial preferred stock.  HV Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares.  An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of HV Bancorp.

Amendments to Articles of Incorporation and Bylaws. Except as otherwise allowed by law, any amendment to the articles of incorporation must be approved by a majority of our board of directors and also by a majority of the outstanding shares of our voting stock; provided, however, that approval by at least 75% of the outstanding voting stock is generally required to amend the following provisions if such amendment did not receive the approval of 80% of the board of directors then in office:

(i)	the authorized amount of capital stock, the authority of the board to fix terms of preferred stock, the terms of common stock and preemptive rights;
(ii)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;
(iii)	the ability of the board of directors or a majority of the stockholders to call a special meeting;
(iv)	the ability of stockholders to act by unanimous written consent;
(v)	the ability of the board of directors to fill vacancies on the board;
(vi)	the prohibition of cumulative voting and division of the board of directors into three staggered classes;

(vii)	the liability of directors and officers;
(viii)	the requirement that not less than two-thirds of stockholders must vote to remove directors, and can only remove directors for cause;
(ix)	the ability of stockholders to approve certain corporate actions;
(x)	the ability of the board of directors to evaluate certain factors in evaluating offers to purchase or otherwise acquire HV Bancorp;
(xi)	the ability of the board of directors to amend and repeal the bylaws and the required stockholder vote to amend or repeal the bylaws; and
(xii)

the provision of the articles of incorporation requiring approval of at least 75% of the outstanding voting stock (if 80% of the board of directors has not approved such amendment) to amend the provisions of the articles of incorporation set forth in (i) through (xi) of this list and the provisions related to amendment of the articles of incorporation.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the total number of directors that HV Bancorp would have if there were no vacancies on the board of directors or by the stockholders by the affirmative vote of at least 75% of the votes entitled to be cast in the election of directors (after giving effect to the limitation on voting rights discussed above in “HV Bancorp’s Articles of Incorporation and Bylaws—Limitation of Voting Rights”).

Pennsylvania Corporate Law

Under the PBCL, a registered corporation may not engage in a business combination with an interested stockholder except for certain types of business combinations as enumerated under Pennsylvania law. The PBCL defines a “business combination” generally to include, with respect to a corporation, certain sales, purchases, exchanges, leases, mortgages, pledges, transfers or dispositions of assets, mergers or consolidations, certain issuances or reclassifications of securities, liquidations or dissolutions or certain loans, guarantees or financial assistance, pursuant to an agreement or understanding between such corporation or any subsidiaries, on the one hand, and uninterested stockholder or an “affiliate” or “associate” thereof, on the other hand. An “interested stockholder” is defined generally to include any individual, partnership, association or corporation which is the beneficial owner, as defined, of at least 20% of the outstanding voting stock of the corporation or which is an affiliate or associate of such corporation and at any time within the five-year period prior to the date in question was the beneficial owner of at least 20% of the outstanding voting stock.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured state savings bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.  The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.  In addition, federal regulations provide that no company may acquire control of a state savings bank without the prior approval of the Federal Reserve Board.  Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution.  Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with HV Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.  Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.